SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED]
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from                      to
Commission file number 000-24478
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Fidelity Bank 401(k) plan.
B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
DEARBORN BANCORP, INC.
1360 Porter Street
Dearborn, Michigan 48124

FIDELITY BANK
401(K) PLAN
AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE
As of December 31, 2007 and 2006 and
For the year ended December 31, 2007

FIDELITY BANK 401(K) PLAN

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule
Schedule H — Item 4i — Schedule of Assets Held for Investment Purposes (Held at December 31, 2007)	11
EX-23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrative Committee of
Fidelity Bank 401(K) Plan
We have audited the accompanying statements of net assets available for benefits of Fidelity Bank 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Fidelity Bank 401(k) Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ UHY LLP
Southfield, Michigan
June 27, 2008

FIDELITY BANK 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006
ASSETS

Investments at fair market value:
Common stock	$1,125,550	$2,238,903
Mutual funds	3,331,432	2,618,580
Money market funds	17,958	210

Total investments	4,474,940	4,857,693

Participant loans	29,700	28,159

Receivables:
Participant deferrals	28,431	22,501
Employer match	8,849	6,728

Net assets available for benefits	$4,541,920	$4,915,081

See notes to financial statements	Page 2

FIDELITY BANK 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2007

ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income (loss)
Net depreciation of fair value of common stock	$(1,534,609)
Net appreciation of fair value of mutual funds	144,575
Dividend and interest income — stock	110,741
Dividend and interest income — cash	2,075

Net investment loss	(1,277,218)

Contributions
Participants	812,895
Employer matching	243,087
Participant rollovers	26

Total contributions	1,056,008

Total additions	(221,210)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	151,951

NET DECREASE IN NET ASSETS	(373,161)

NET ASSETS AVAILABLE FOR BENEFITS — beginning of year	4,915,081

NET ASSETS AVAILABLE FOR BENEFITS — end of year	$4,541,920

See notes to financial statements.	Page 3

FIDELITY BANK 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE 1 – DESCRIPTION OF THE PLAN
The following description of Fidelity Bank 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan was established by the Plan sponsor, Fidelity Bank (the “Bank”). The Bank is owned by Dearborn Bancorp, Inc. The Plan was effective January 1, 1988 and amended and restated effective January 1, 2002. The Plan is a defined contribution plan which covers all employees who are at least 18 years of age and have completed at least six months of service. The Plan is primarily designed to allow participants to make elective contributions to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
During 2007 the Bank changed its name from Community Bank of Dearborn to Fidelity Bank and changed the name of the Plan from Community Bank of Dearborn 401(k) Plan to Fidelity Bank 401(k) Plan.
Trustees
Jeffrey L. Karafa and Michael J. Ross are the Plan’s trustees. Jeffrey L. Karafa and Michael J. Ross invest all employee and employer contributions, as well as earnings thereon, pursuant to the terms of the Plan.
Contributions
Elective deferrals by participants under the 401(k) provisions are based on a percentage of their compensation as defined in the Plan agreement and are subject to certain limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Bank may, at the sole discretion of the Board of Directors, contribute to each participant’s account a matching contribution, which is a percentage of the participant’s elective contribution for the year. For 2007 and 2006, the Bank made matching contributions equal to 50% of the first 6% of the compensation deferred by each participant subject to certain limitations as specified in the Plan agreement. Contributions are subject to certain limitations.
Participant Accounts
Each participant’s account is credited with an allocation of (a) the Bank’s contributions; (b) the participant’s voluntary contributions, transfer contributions, and rollover contributions; and (c) Plan earnings. The accounts are charged for any withdrawals, distributions, and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

FIDELITY BANK 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE 1 – DESCRIPTION OF THE PLAN (Continued)
Vesting
The Plan provides that participants have no vested interest in the Bank matching contributions until they have completed one year of service, at which time participants become 20 percent vested. Vesting increases by 20 percent each year up to 100 percent for five years of service. Vesting in the Bank matching contributions are based on years of completed service, as defined by the Plan agreement. Participants are fully vested immediately with respect to participant contributions, rollovers and earnings thereon.
Forfeited Accounts
Forfeitures are used to reduce future employer matching contributions.
Investments
Participants direct the investment of their contributions under various options offered by the Plan. The Plan currently offers seven mutual funds and Dearborn Bancorp, Inc. common stock as investment options for participants. All matching contributions are invested in Dearborn Bancorp, Inc. common stock. At December 31, 2007 and 2006, approximately 25% and 46%, respectively, of the Plan’s assets were invested in Dearborn Bancorp, Inc. common stock.
Payment of Vested Benefits
Participants, or their beneficiaries, are entitled to receive the entire amount of their vested account balance in the Plan upon retirement, death, total or permanent disability, employment termination, or reaching the age of 59 1/2 as defined in the Plan. A participant or his or her beneficiaries receives the vested portion in the participant’s account in a lump-sum amount. A participant may receive the portion of his or her account invested in Dearborn Bancorp, Inc. stock as shares of common stock or in cash.
Participant Loans
Participant loans are permitted under the Plan. The rules are covered in a separate loan application form and promissory note form and loans must be applied for through the plan administrator. All loans are limited to 50% percent of the participant’s vested account balance, provided such loan does not exceed $50,000. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5.25% to 8.25% as of December 31, 2007. Principal and interest are paid ratably through payroll deductions.

FIDELITY BANK 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE 1 – DESCRIPTION OF THE PLAN (Continued)
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
Administrative Expenses
The Plan’s administrative expenses, including salaries, accounting, record keeping, trustee fees, and legal fees, are paid by the Bank and qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The following is a summary of certain accounting policies followed in the preparation of these financial statements.
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.
Payments of Benefits
Benefits are recorded when paid. Distributions are allowed upon retirement, upon disability, upon death of the employee, and upon termination of service.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Mutual fund shares and Dearborn Bancorp, Inc. common stock are traded on national exchanges and are valued at the last sales price on the date of valuation. Participant loans are stated at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

FIDELITY BANK 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Mutual Funds
Mutual funds are valued at the market price on the date of the balance sheet. These funds are held and administered by professionally accredited brokerage firms.
Risks and Uncertainties
The Plan provides for various investment options in any combination of mutual funds and stocks. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.
Concentration of Credit Risk
At December 31, 2007 and 2006 approximately 25% and 46%, respectively, of the Plan’s assets were invested in Dearborn Bancorp, Inc. common stock.
NOTE 3 – INVESTMENTS
The following represents investments that represent five percent of more of the Plan’s net assets available for benefits:

	December 31,
Investment	2007	2006
The Growth Fund of America	$986,827	$818,131
New Perspective Fund	$733,686	$545,832
The Investment Company of America	$648,647	$502,305
The Income Fund of America	$272,054	$193,224
The American Balanced Fund	$408,512	$366,813
The Bond Fund of America	$243,384	$161,464
Dearborn Bancorp, Inc. common stock	$1,125,550	$2,238,903

FIDELITY BANK 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE 3 – INVESTMENTS (Continued)
During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,390,034 as follows:

Investment	Amount
The Growth Fund of America	$37,102
New Perspective Fund	78,787
The Investment Company of America	24,748
The Income Fund of America	(12,503)
The American Balanced Fund	19,273
The Bond Fund of America	(2,831)

Total mutual funds	144,575

Dearborn Bancorp, Inc. common stock	(1,534,609)

$(1,390,034)

NOTE 4 – TAX STATUS
The Plan uses a prototype plan sponsored by Watkins & Ross Company. Watkins & Ross Company received an opinion letter from the Internal Revenue Service (IRS), dated August 7, 2001, which states that the aforementioned prototype plan satisfies the applicable provisions of the Internal Revenue Code (IRC). The Plan itself is not required to and has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
NOTE 5 – PARTY-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under the Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Professional fees for the administration and audit of the Plan are paid by the Bank.
The 127,053 and 117,837 shares of Dearborn Bancorp, Inc. common stock held by the Plan as of December 31, 2007 and 2006, respectively, represent approximately 1.54% and 1.31% of the Bank’s outstanding shares as of December 31, 2007 and 2006, respectively.

FIDELITY BANK 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE 5 – PARTY-IN-INTEREST TRANSACTIONS (Continued)
As of December 31, the Plan held the following party-in-interest investments (at fair value):

Description	2007	2006
Dearborn Bancorp, Inc. common stock	$1,125,550	$2,238,903

Participant loans	$29,700	$28,159

NOTE 6 – SEPARATED PARTICIPANT
At December 31, 2007 and 2006, $395,858 and $171,744, respectively, has been allocated to the accounts of participants who has been separated from the Bank but have not withdrawn or rolled over to a different plan.
NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per financial statements at December 31, 2007 and 2006 to Schedule H of Form 5500:

	2007	2006
Net assets available for benefit per the financial statements	$4,541,920	$4,915,081

Adjustment for participant contribution receivable	(28,431)	(22,501)

Adjustment for employer contribution receivable	(8,849)	(6,728)

Net assets available for benefit per Schedule H of Form 5500	$4,504,640	$4,885,852

FIDELITY BANK 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (Continued)
The following is a reconciliation of the net increase in net assets per the financial statements for the year ended December 31, 2007 to Schedule H of Form 5500:

Net increase in net assets per the financial statements	$(373,161)
Change in participant contributions receivable	(5,930)
Change in employer contribution receivable	(2,121)

Net increase per Schedule H of Form 5500	$(381,212)

Form 5500 has been prepared on the cash basis of accounting while this financial statement has been prepared on the accrual basis. Essentially the only difference related to the activity occurring in the last pay period of 2007. Form 5500 does not contemplate the effect this pay period has on employee and employer contributions and investments.
NOTE 8 – PROHIBITED TRANSACTIONS
During the year ended December 31, 2007, there were untimely deposits of participant deferrals and participant loan payments into the Plan.
Pursuant to Section 406(a) of ERISA, this constitutes a loan between the Plan sponsor and the Plan, which is a prohibited transaction.
The Plan has complied with the reporting requirements of this transaction on Form 5500 for the year ended December 31, 2007.

FIDELITY BANK 401(K) PLAN
EIN # 38-3262220
Plan # 001
Schedule H, Item 4i
SCHEDULE OF ASSETS HELD AT END OF YEAR
December 31, 2007

(a)	(b)	(c)	(e)
Party	Identity of issuer,
in	borrower, lessor	Description of investment including maturity date,
interest	or similar party	rate of interest, collateral, par or maturity value	Current value
	Common stock
*	Dearborn Bancorp, Inc.	Common stock, 127,053 shares	$1,125,550

	Mutual funds
	American Funds	The Growth Fund of America	986,827
	American Funds	New Perspective Fund	733,686
	American Funds	The Investment Company of America	648,647
	American Funds	The Income Fund of America	272,054
	American Funds	American Balanced Fund	408,512
	American Funds	The Bond Fund of America	243,384
	American Funds	The Cash Management Trust of America	38,322

		Total mutual funds	3,331,432

	Money market funds
	Heritage funds	Heritage Cash Trust	17,958

		Total investments	4,474,941

*	Participant loans	Participant loans (interest rates from 5.25%
		to 8.25%) due at various dates	29,700

			$4,504,640

(*) Denotes a party-in-interest

See report of independent registered public accounting firm	Page 11

SIGNATURES
              The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Fidelity Bank 401(k) Plan have caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIDELITY BANK 401(K) PLAN
By:	/s/ Jeffrey L. Karafa
Jeffrey L. Karafa

Date: June 25, 2008